UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.


                          MANAGED MUNICIPAL FUND, INC.
                            New York, New York 10019

                        File Nos. 033-32819 and 811-06023

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                       NOTIFICATION OF RULE 18F-1 ELECTION


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the State of New York on the 21st day of August, 2006.


                                            MANAGED MUNICIPAL FUND, INC.


                                            By: /s/ R. Alan Medaugh
                                                ----------------------------
                                                R. Alan Medaugh
                                                President



Attest:  /s/ Margaret M. Beeler
         ---------------------------------
         Margaret M. Beeler
         Vice President/Secretary